Exhibit 12

BEAM INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings Available:
Income from continuing operations before income taxes	$477.4	$499.6	$159.4	$345.7	$248.0
Add: Total Fixed Charges (1)	97.4	114.2	183.2	231.7	233.7
Distribution from equity investees	2.0	2.0	—	—	—
Less: Income (loss) of equity investees included above	6.4	11.3	14.1	(0.7)	4.0

Total Earnings Available	$570.4	$604.5	$328.5	$578.1	$477.7

Fixed Charges:
Interest expense and amortization of debt discount and expenses	$91.6	$109.0	$170.8	$213.8	$215.8
Portion of rentals representative of an interest factor	5.8	5.2	12.4	17.9	17.9

Total Fixed Charges (1)	$97.4	$114.2	$183.2	$231.7	$233.7

Ratio of Earnings to Fixed Charges	5.86	5.30	1.79	2.50	2.04

(1)	For 2009-2011, fixed charges include amounts from both continuing and discontinued operations.